EXHIBIT 10.30 A

LICENSE, DEVELOPMENT AND COMMERCIALIZATION AGREEMENT

     THIS LICENSE, DEVELOPMENT AND COMMERCIALIZATION AGREEMENT (the “Agreement”) is made effective as of the 2nd day of March, 2000 (the “Effective Date”) by and between GUILFORD PHARMACEUTICALS INC., a Delaware corporation having its principal place of business at 6611 Tributary St., Baltimore, Maryland, U.S.A. 21224 (“Guilford”), on the one hand, PROQUEST PHARMACEUTICALS INC., a Kansas corporation having an address at 4913 Stoneback Place, Lawrence, Kansas 66047 (“ProQuest”). Guilford and ProQuest are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. References to Guilford and ProQuest shall include their respective Affiliates, as defined herein.

RECITALS

     1. Pursuant to a License Agreement, dated April 2, 1999 (the “KU License”), between ProQuest and the University of Kansas Center for Research, Inc. (“KUCR”), ProQuest holds certain rights with respect to a proprietary compound, PQ-1002, as further described in the attached Schedule 1 (“PQ-1002”), and related intellectual property as further described in the attached Schedule 2, which it is using to develop a pro-drug of propofol, currently marketed for use as an anesthetic.

     2. Guilford possesses research, development and commercialization capabilities sufficient to perform the activities contemplated in this Agreement.

     3. The Parties desire to enter into this Agreement pursuant to which (a) ProQuest shall grant to Guilford an exclusive license to PQ-1002 and certain related compounds; and (b) Guilford agrees to develop and commercialize such products, all on the terms and conditions of this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE 1. DEFINITIONS

The following capitalized terms shall have the following meanings as used in this Agreement:

     1.1 “Act” shall mean the U.S. Food, Drug and Cosmetic Act, as amended, and the regulations promulgated thereunder.

     1.2 “Affiliate” shall mean a Person that, directly or indirectly, through one or more intermediates, controls, is controlled by, or is under common control with the Person specified.

     1.3 “Agreement Compound” shall mean (i) PQ-1002; (ii) any other compound in ProQuest’s Control on the Effective Date or during the term of this Agreement which is a prodrug of propofol or of a propofol analog; or (iii) any other compound which Guilford (and/or a sublicensee of Guilford’s rights under this Agreement) may derive from ProQuest Patent Rights or ProQuest Know-how and that delivers (A) the propofol nucleus; or (B) a propofol analog. “Propofol analog” as used in this Agreement shall mean any compound that is derived from or similar to the propofol nucleus and is intended or expected to have similar pharmacological properties to propofol. “Propofol nucleus” as used in this Agreement shall mean 2,6-di-isopropylphenol.

     1.4 “Bankruptcy Event” shall mean, with respect to a particular Party, that voluntary or involuntary proceedings by or against such Party are instituted in bankruptcy or under any insolvency law, or a receiver or custodian is appointed for such, or proceedings are instituted by or against such Party for corporate reorganization or the dissolution of such Party, which proceedings, if involuntary, shall not have been dismissed within sixty (60) days after the date of filing, or such Party makes an assignment for the benefit of its creditors, or substantially all of the assets of such Party are seized or attached and not released within sixty (60) days thereafter.

     1.5 “Commercialize” or “Commercialization” shall mean those activities relating to the promotion, marketing and sale of any Agreement Compound.

     1.6 “Commercially Reasonable Efforts” shall mean efforts and resources commonly used in the research-based pharmaceutical industry for a product at a similar stage in its product life or similar market potential, taking into account efficacy, the competitiveness of alternative products in the marketplace, the degree of intellectual property protection available for the product (whether to Guilford or to Third Parties), the likelihood of regulatory approval given the regulatory structure involved, the profitability of the product including the royalties payable to licensors of Patent Rights, alternative products and other relevant factors. Commercially Reasonable Efforts shall be determined on a market-by-market basis for a particular product, and it is anticipated that the level of effort will change over time, reflecting changes in the status of the product and the market involved. For the avoidance of doubt, the Parties agree that Guilford (or its Affiliates or sublicensees) may elect not to sell a Program Product in a particular country if there is no patent covering same in such country.

     1.7 “Confidential Information” shall mean with respect to a particular Party, non-public proprietary data, information and/or materials that are owned or licensed in whole or in part by such Party (including, without limitation, the terms and conditions of the KU License, and the proprietary business, patent prosecution, process, technical information and data specified in Section 6.01 of the KU License).

     1.8 “Consent and Agreement” shall mean the Consent and Agreement, dated as of even date hereof, as the same may be amended from time to time, among Guilford, ProQuest and KUCR, the form of which is attached hereto and made a part hereof as Exhibit C.

     1.9 “Controls” or “Controlled” shall mean, with respect to intellectual property, possession of the ability to grant licenses or sublicenses without violating the terms of any agreement or other arrangement with, or the rights of, any Third Party.

     1.10 “Determination Date” shall mean the earlier of (i) the date on or before sixty (60) days following Guilford’s commencement of the Infusion Study contemplated in Section 3.2, or (ii) the date that Guilford delivers written notice to ProQuest and the Escrow Agent as set forth in Section 5.2.

     1.11 “Develop” or “Development” shall mean those activities related to the clinical development of an Agreement Compound including those activities related to the obtainment of Regulatory Approvals for the clinical testing and commercial sale of an Agreement Compound. Development activities will specifically include (i) all activities relating to toxicology, in vitro assays, animal models of clinical efficacy and other studies required to support a Regulatory Filing to initiate clinical testing of an Agreement Compound and (ii) all activities relating to clinical studies and determination of safety and efficacy of an Agreement Compound in humans to support a Regulatory Filing to initiate Commercialization of an Agreement Compound.

     1.12 “Effective Date” shall mean the date of this Agreement first above written.

     1.13 “Escrow Agreement” shall mean the Escrow Agreement, dated of even date hereof, as the same may be amended from time to time, between Guilford and ProQuest, the form of which is attached hereto and made a part hereof as Exhibit B.

     1.14 “Europe” or “European Country” shall mean, for purposes of Sections 3.3, 5.3(c)(ii) and 8.6, any of the following countries: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal, Spain, Sweden, Switzerland and the United Kingdom.

     1.15 “Exclusive Cooperation Field” shall mean the Development of PQ-1002 or any other Agreement Compound, either alone or in combination with any other compound, and irrespective of indication, formulation, or other factors, but only in the field of human pharmaceutical or veterinary applications.

     1.16 “Exclusive License” shall mean an exclusive, worldwide, royalty-bearing license, subject to the University of Kansas’s retained rights under Sections 2.03 and 2.04 of the KU License.

     1.17 “FDA” shall mean the Federal Food and Drug Administration of the United States Department of Health and Human Services or any successor agency thereof.

     1.18 “Force Majeure” shall mean any occurrence beyond the reasonable control of a Party that prevents or substantially interferes with the performance by the Party of any of its obligations hereunder. Without limiting the generality of the foregoing, any of the following: any act of God, flood, fire, explosion, breakdown of plant, earthquake, strike, lockout, labor dispute, casualty or accident, war, revolution, civil commotion, acts of public enemies, blockage or embargo, injunction, law, order, proclamation, regulation, ordinance, demand, regulatory delay, or requirement of any government or of any subdivision, authority or representative of any such government, inability to procure or use materials, labor, equipment, transportation, or energy sufficient to meet manufacturing needs without the necessity of allocation, or clinical, technical, medical, scientific, or manufacturing delays, or any other cause whatsoever, whether similar or dissimilar to those above enumerated, provided that in all such cases it is beyond the reasonable control of such Party, shall constitute Force Majeure.

     1.19 “Governance Committee” shall have the meaning defined in Article 4.

     1.20 “Guilford Know-how” shall mean any and all of Guilford’s techniques and data, including, but not limited to, the identity of and information relating to PQ-1002 or any other Agreement Compound, inventions, practices, methods, knowledge, skill, experience, test data including pharmacological, toxicological, pharmacokinetic and clinical test data, analytical and quality control data, marketing, pricing, distribution, cost, sales, manufacturing, patent and legal data, assays and biological materials relating to PQ-1002 or any other Agreement Compound, and any other information reasonably necessary for Guilford to Develop and Commercialize PQ-1002 or any other Agreement Compound and to otherwise perform its obligations under this Agreement which (i) Guilford discloses to ProQuest under this Agreement or (ii) Guilford Controls on the Effective Date and/or during the term of this Agreement. Guilford Know-how shall exclude Guilford Patent Rights.

     1.21 “Guilford Patent Rights” shall mean the Patent Rights which cover a composition of matter, use, method, process or other matter relating to any Agreement Compound or Program Product, or derived from ProQuest Patent Rights or ProQuest Know-how, which Patent Rights are Controlled by Guilford from and after the Effective Date and during the term of this Agreement.

     1.22 “IND” shall mean an “Investigational New Drug Application,” as defined in the Act, and all supplements thereto, covering an Agreement Compound.

     1.23 “License Field” shall mean the research, Development or Commercialization or any other use (including manufacture, marketing, sale or distribution), for profit or not-for-profit, of any Agreement Compound, but only for human pharmaceutical or veterinary applications.

     1.24 “Milestones” or “Milestone Payments” shall mean the payments to be made to ProQuest by Guilford upon occurrence of certain events as set forth in Article 5.

     1.25 “NDA” shall mean a “New Drug Application,” as defined in the Act, and all supplements thereto, covering an Agreement Compound.

     1.26 “Net Sales” shall mean gross sales revenues from the sale or other supply of Program Products by Guilford, its Affiliates, sublicensees or non-Affiliated distributors to non-Affiliated Third Parties, less trade discounts (including without limitation, cash discounts, prompt payment or volume discounts, chargebacks from wholesalers, other allowances granted to customers or wholesalers of products and payments to government agencies, whether in cash or trade, rebates, retroactive price reductions or allowances actually allowed or granted from the billed amount), credits or allowances actually granted upon claims, rejections or returns of Program Products (including pursuant to recalls), and sales, value-added and other taxes actually paid based on sales price (when included in gross sales), but not including taxes when assessed on income derived from such sales. In order to insure ProQuest the full royalty payments contemplated hereunder, Guilford agrees that in the event any Program Product is sold or otherwise transferred to an Affiliate or a sublicensee, or to a corporation, firm or association with which Guilford has an arrangement which could result in an artificial reduction in the price paid by such party to Guilford for an Program Product (e.g., such purchaser has an option to purchase Guilford’s stock, or has actual ownership of Guilford stock, or an arrangement with Guilford involving division of profits or special rebates or allowances respecting such Program Product) (collectively, “Affiliated Purchasers”), the royalties to be paid hereunder for such Program Product shall be based upon the greater of: (1) the net selling price at which such Affiliated Purchaser resells such Program Product to the end-user; (2) the fair market value of the Program Product being sold at that level of distribution; or (3) the net price paid by such Affiliated Purchaser for Program Product. Notwithstanding anything to the contrary in this Section 1.26, if a Program Product is distributed or invoiced for a discounted price substantially lower than customary in the trade or distributed at no cost to Affiliates or otherwise for bona fide business, scientific or charitable reasons (including without limitation in connection with clinical trials, compassionate sales or an indigent program), Net Sales shall be based on the actual price received (which may be a discounted price, or even $0, if distributed free in such bona fide cases). In the event that Guilford, its Affiliate or its sublicensee sells a Program Product in combination with other active ingredients or substance, the Net Sales for purposes of royalty payments shall be based on the sales revenues received with respect to the sales price of the component(s) consisting of such Program Product, and if such active components are not priced separately, based on such sales price as Guilford or its Affiliate may reasonably allocate to the Program Product included in such combination, subject to the reasonable approval of ProQuest.

     1.27 “Patent Rights” shall mean all patents and patent applications and foreign counterparts thereof, in all cases in any jurisdiction in the world, including any existing or future extensions, registrations, confirmations, reissues, continuations, divisions, substitutions, revalidations, continuations-in-part, re-examinations or renewals of such patent or application, including without limitation Supplementary Protection Certificates or the equivalent thereof.

     1.28 “Person” shall mean any individual, firm, corporation, partnership, limited liability company, trust, unincorporated organization or other entity or a government agency or political subdivision thereto, and shall include any successor (by merger or otherwise) of such Person.

     1.29 “Program Patent Rights” shall mean any ProQuest Patent Rights or Guilford Patent Rights, and includes any Patent Rights, the subject of which is an invention conceived by either Guilford or ProQuest, or by

Guilford and ProQuest jointly, or by a Third Party on behalf of Guilford and/or ProQuest pursuant to a contractual arrangement, either solely or jointly with Guilford and/or ProQuest, during the term of this Agreement or a 12 month period thereafter, and related to PQ-1002 or any other Agreement Compound.

     1.30 “Program Product” shall mean a product, the manufacture, use, sale, offer to sell or importation of which would (but for a right granted or retained by KUCR, ProQuest, Guilford or a sublicensee or other partner of Guilford) infringe one or more claims of a valid, issued patent included in the Program Patent Rights if any such activities were conducted in (i) the country of sale, (ii) the United States, or (iii) each of Germany, France and the United Kingdom.

     1.31 “ProQuest Know-how” shall mean any and all of ProQuest’s techniques, data and other information relating to PQ-1002 or any other Agreement Compound (including, but not limited to, the identity of and information relating to PQ-1002 or any other Agreement Compound, inventions, practices, methods, knowledge, skill, experience, test data including pharmacological, toxicological, pharmacokinetic and clinical test data, analytical and quality control data, marketing, pricing, distribution, cost, sales, manufacturing, patent and legal data, assays and biological materials, and any other information reasonably necessary for Guilford to Develop and Commercialize PQ-1002 or any other Agreement Compound), which ProQuest Controls on the Effective Date and/or during the term of this Agreement. ProQuest Know-how shall exclude ProQuest Patent Rights.

     1.32 “ProQuest Patent Rights” shall mean Patent Rights which cover a composition of matter, use, method, process or other matter relating to PQ-1002 or any other Agreement Compound, which is owned or Controlled by ProQuest as of the Effective Date or during the term of this Agreement, including any joint interest it may have from time to time in Program Patent Rights, including without limitation the patent applications set forth on Schedule 2 attached hereto.

     1.33 “Regulatory Approval” shall mean any approvals (including, where necessary for the marketing, use or other distribution of a drug in a regulatory jurisdiction, pricing and reimbursement approvals), licenses, registrations, or authorizations or equivalents necessary for the manufacture, use, storage, import, export, clinical testing, transport, marketing, sale and distribution of a Program Product or Agreement Compound in a regulatory jurisdiction anywhere in the world (including without limitation authorization or authority to distribute a drug pursuant to laws, regulations or other permission covering the distribution of drugs on an orphan drug, named patient compassionate sale or similar bases).

     1.34 “Regulatory Filings” shall mean, collectively, INDs, Biologics License Applications, Drug Master Files, NDAs and/or any other comparable filings as may be required by any federal, state or local regulatory agency, department, bureau or other governmental entity, in order to obtain Regulatory Approvals.

     1.35 “Royalty” shall have the meaning defined in Section 6.1 of this Agreement.

     1.36 “Stock Purchase Agreement” shall mean the Stock Purchase Agreement, dated as of even date herewith, as the same may be amended from time to time, between Guilford and ProQuest, the form of which is attached hereto and made a part hereof as Exhibit A.

     1.37 “Third Party” shall mean any Person other than Guilford or ProQuest or their respective Affiliates, including governmental agencies and bodies.

     1.38 “Third Party Royalties” shall mean royalties payable by Guilford, its Affiliates or sublicensees to a non-Affiliate Third Party (or multiple non-Affiliate Third Parties) to make, have made, use, sell, offer for sale or import Agreement Compounds where the royalty payable to such non-Affiliate Third Party is based on Patent Rights owned or Controlled by a Third Party.

     Capitalized terms not defined in this Article 1 shall have the meaning ascribed to them as set forth in this Agreement below.

ARTICLE 2. EXCLUSIVITY AND LICENSE GRANT

     2.1 Exclusivity. Subject to the terms and conditions of this Agreement, each of Guilford and ProQuest agrees to work exclusively with the other during the term of this Agreement in the Exclusive Cooperation Field, and neither it nor any of its Affiliates will directly or indirectly conduct, have conducted or fund any research, development, regulatory, manufacturing or commercialization activity within the Exclusive Cooperation Field, except as otherwise agreed by the Parties or permitted in this Agreement.

     2.2 License Grant to Guilford. Subject to the terms and conditions of this Agreement, ProQuest hereby grants to Guilford an Exclusive License, including under the ProQuest Patent Rights, to make, have made, use, sell, offer to sell and import PQ-1002, and to the extent any license is necessary to engage in such activities, any other Agreement Compound in the Licensed Field (provided, however, that Guilford shall not be entitled to practice its rights under this Agreement with respect to an Agreement Compound other than PQ-1002 unless and until the Parties have agreed on the appropriate Milestones, Milestone Payments and Royalties for such Agreement Compound, as contemplated in Sections 5.3(d) and 6.4(i) below). Guilford may sublicense, and grant the right to further sublicense, its rights licensed from ProQuest under this Agreement. Guilford shall provide a copy of any such sublicense agreement to ProQuest within thirty (30) days of its effective date. Each such sublicense shall be consistent with the terms of this Agreement, except as may otherwise by agreed in writing by the Parties.

     2.3 Transfer of ProQuest Know-how. ProQuest represents and warrants that no later than ten (10) days following the Effective Date, it will transfer, disclose or otherwise make available to Guilford, or will have transferred, disclosed or made available, all existing ProQuest Know-how for use by Guilford to perform the “Infusion Experiment” contemplated in Section 3.2 below and described in Schedule 3 hereto, and to otherwise Develop and Commercialize PQ-1002. ProQuest further agrees and covenants to promptly transfer, disclose or make available, or have transferred, disclosed or made available, all ProQuest Know-how within its Control, or which it can disclose without breaching a contractual obligation to a Third Party, related to any Agreement Compound during the term of this Agreement to enable Guilford to research, Develop and Commercialize any Agreement Compound.

ARTICLE 3. SCOPE; ALLOCATION OF RESPONSIBILITIES OF THE PARTIES

     3.1 Cooperation Undertaking; Exclusivity. During the term of this Agreement, ProQuest agrees to cooperate with Guilford as Guilford may reasonably request, at Guilford’s expense for ProQuest’s out-of-pocket expenses, in order to enable or facilitate the research, Development and Commercialization by Guilford of PQ-1002 or any other Agreement Compound in accordance with the terms of this Agreement. Without limiting the generality of the foregoing, during the term of this Agreement, ProQuest agrees to promptly disclose to Guilford all ProQuest Patent Rights, and ProQuest Know-how Controlled by it or which ProQuest can disclose to Guilford without breaching a contractual obligation to a Third Party. ProQuest further agrees not to engage in research, Development or Commercialization of Agreement Compound except under this Agreement.

     3.2 Infusion Study. Following mutual execution and delivery of this Agreement, Guilford will conduct or cause to be conducted a preclinical animal chronic infusion study with PQ-1002 in the manner set forth in Schedule 3 attached hereto (the “Infusion Study”). Guilford agrees to use Commercially Reasonable Efforts to commence the Infusion Study as soon as practicable following the Effective Date, but the Parties acknowledge and understand that commencement of the Infusion Study will depend on the availability of Guilford’s contract research organization. Guilford agrees to use Commercially Reasonable Efforts to complete the Infusion Study and share any results thereof with ProQuest on or before the Determination Date.

     3.3 Guilford Development and Commercialization Undertaking. During the term of this Agreement, Guilford agrees, using Commercially Reasonable Efforts, to conduct all Development and Commercialization of PQ-1002, whether independently or in collaboration with one or more corporate partners as Guilford may choose in its sole and absolute discretion. Guilford shall have the right to control all aspects of such Development and Commercialization. Specifically, Guilford agrees to use Commercially Reasonable Efforts to:

(i)	commence the first human clinical trial (whether under an IND or otherwise) of PQ-1002 no later than 18 months following the Determination Date; and

(ii)	file the first NDA for PQ-1002 no later than the fifth anniversary of the Determination Date.

     If Guilford in the exercise of Commercially Reasonable Efforts determines that another Agreement Compound is a more desirable candidate for Development or Commercialization than PQ-1002, then Guilford in its sole discretion may elect to Develop and Commercialize such an Agreement Compound in lieu of PQ-1002, in which event Guilford shall use Commercially Reasonable Efforts to so Develop and Commercialize such Agreement Compound (subject to Section 2.2 above and Sections 5.3(d) and 6.4(i) below). Guilford, either directly or through any corporate partner(s) it chooses, shall be responsible for paying all expenses associated with the Development and Commercialization of PQ-1002 (or any other Agreement Compound, if applicable).

     If and when PQ-1002 (or another Agreement Compound, if applicable) has been successfully Developed, Guilford agrees to use its Commercially Reasonable Efforts to obtain the necessary Regulatory Approvals and market it in the United States, Europe and Japan, as well as such other regions and countries as Guilford may deem it commercially reasonable to do so. In so doing, Guilford shall have the right to grant one or more exclusive or non-exclusive marketing, sales, sales agency and/or distribution rights.

     3.4 Regulatory Matters. Without limiting its rights under this Agreement, Guilford in its sole discretion will have complete control, authority, and responsibility for the regulatory strategies adopted for the Development and Commercialization of any Agreement Compound. Guilford will be responsible for and will own all Regulatory Filings and Regulatory Approvals for any Agreement Compound, except as otherwise provided in Section 10.4(b).

     3.5 Manufacturing. Without limiting its rights under this Agreement, Guilford in its sole discretion will have complete control, authority and responsibility for manufacturing of an Agreement Compound, whether directly or through Affiliates, contracted sublicensees or other Third Parties.

     3.6 Hart-Scott Rodino Antitrust Improvements Act of 1976. Each of ProQuest and Guilford shall cooperate with one another in determining whether any filing of notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is required in connection with the consummation of the transactions contemplated by this Agreement and the Stock Purchase Agreement, and preparing and making any such filing and furnishing information required in connection therewith. If such a filing is required, each Party shall be responsible for preparing and making its own filing, and each Party shall be responsible for paying its own costs and expenses associated with making the filing. Guilford shall be responsible for the fee required to be paid in connection with any such filing.

ARTICLE 4. GOVERNANCE

     4.1 Governance Committee. The development of PQ-1002 (or another Agreement Compound, if applicable), and the relationship between the Parties, will be periodically reviewed by a Governance Committee which shall be composed of at least five (5) persons, two (2) of whom shall be representatives of ProQuest, and the remainder of which will be representatives of Guilford. Each Party shall, no later than thirty (30) days following the Effective Date, appoint its representatives to the Governance Committee by giving written notice to the other Party. The Governance Committee will be chaired by one representative designated by Guilford. Members of the Governance Committee shall serve in such capacities, on such terms and conditions, and for such duration as shall be determined by the Party appointing same. Each Party may designate an alternate member to serve temporarily in the absence of a permanent member designated by such Party. Each Party may from time to time upon prior written notice change its representative members on the Governance Committee

     4.2 Meetings of the Governance Committee. Unless otherwise agreed by the Parties from time to time, the Governance Committee shall hold meetings at such times and places as shall be determined by the Parties, but in no event shall such meetings be held less frequently than once every calendar quarter, commencing no more than sixty (60) days following the Effective Date. Meetings may be conducted in person or by conference telephone or video conference. Before the conclusion of a meeting, the date and location of the next meeting will be decided by the Parties. The Chairperson may in his/her discretion decide that minutes of the meeting be kept, by designating any attendee to serve as secretary of the meeting.

     4.3 Purpose of the Governance Committee. The Governance Committee shall serve as a forum for overseeing the relationship of the Parties arising out of this Agreement and for jointly reviewing the Development and Commercialization of PQ-1002 (or any other Agreement Compound), and shall perform such other functions as the Parties may agree in order to further the purposes of this Agreement. At least quarterly at a Governance Committee meeting, Guilford will deliver a report on the Development and Commercialization of PQ-1002 (or any other Agreement Compound), and Guilford will (either at such meeting or as a follow up to such meeting) provide such further information (including Guilford Know-how) relating to the Development and Commercialization of PQ-1002 (or any other Agreement Compound) as ProQuest may reasonably request, all subject to Article 7 below.

     4.4 Agendas. Each Party will use Commercially Reasonable Efforts to notify the other at least three (3) business days prior to the date of a meeting of the Governance Committee, proposing the agenda items it wishes to discuss at such meeting. Notwithstanding the foregoing, the Governance Committee shall be free to consider any matter related to this Agreement.

     4.5 Independent Contractors. Subject to the terms of this Agreement, the activities and resources of each Party shall be managed by such Party, acting independently and in its individual capacity and the Parties shall have a relationship of independent contractors with respect to each other. No term or condition of this Agreement is intended to create nor shall any such term or condition create any fiduciary duty on the part of either Party for the benefit of the other, and shall not require either Party to expend either funds or efforts or commit resources other than as explicitly agreed in this Agreement.

ARTICLE 5. FEES AND MILESTONES

     5.1 Payment at Signing. As payment for the entering into of this Agreement and the Stock Purchase Agreement, Guilford shall pay simultaneously with the execution and delivery of this contract (i) by wire transfer of immediately available funds to the account of ProQuest the sum of Five Hundred Thousand Dollars ($500,000) and (ii) by check or wire transfer to the Escrow Agent, the sum of Five Hundred Thousand Dollars ($500,000) which shall be held by the Escrow Agent in accordance with the terms of the Escrow Agreement.

     5.2 Determination Date. On or before the Determination Date, Guilford shall determine whether it desires to proceed with the Development and Commercialization of an Agreement Compound pursuant to this Agreement and shall provide written instructions to the Escrow Agent advising it of its decision. The Escrow Agent shall, upon such instruction and in accordance with the terms of the Escrow Agreement, release the escrowed funds (i) to ProQuest at a closing to occur no later than ten (10) days after the Determination Date (the “First Closing”) in the event that Guilford desires to proceed or (ii) to Guilford in the event that Guilford does not desire to proceed, provided that in either event, ProQuest shall be entitled to any interest (or other income or gains) earned on the escrowed funds. In the event that Guilford desires to proceed, the $500,000 payment to ProQuest (referred to in Section 5.1(i) above) shall be applied towards the purchase of Common Stock at the First Closing, as set forth in the Stock Purchase Agreement. In the event that Guilford does not desire to proceed, then ProQuest shall retain such $500,000 payment and shall have no obligation to issue Common Stock or convey other property to Guilford with respect to such payment.

     5.3 Milestone Payments.

     (a) Development Milestones for PQ-1002. As additional consideration, Guilford shall pay the following amounts at each Additional Closing (as defined in the Stock Purchase Agreement) to occur after completion of the following development milestones (each a “Milestone”) with respect to PQ-1002 (whether Developed by Guilford or its Affiliate or sublicensee):

(i)	$250,000 upon the Additional Closing following dosing of the first human; and

(ii)	$750,000 upon the Additional Closing following dosing of the first patient in a Phase II clinical trial; and

(iii)	$1 million upon the Additional Closing following dosing of the first patient in a Phase III clinical trial.

     Except as set forth in the Stock Purchase Agreement, all milestone payments set forth above shall be deemed payment for the purchase of ProQuest common stock and, in accordance with the Stock Purchase Agreement, Additional Closings shall be held following achievement of each Milestone. The price per share shares of Common Stock to be issued upon achievement of each Milestone shall be a price per share equal to 110% of the price per share of Common Stock (or conversion price per share of securities convertible into the Company’s Common Stock) issued in the Company’s most recent “Qualified Equity Infusion” (as that term is defined in the Stock Purchase Agreement) prior to the relevant Additional Closing.

     (b) NDA or Equivalent Filing Milestone. Guilford shall pay to ProQuest $2 million following submission of an NDA (or equivalent application for Regulatory Approval) which would enable the general marketing of PQ-1002 in a particular country. Of this $2 million, $1 million shall be paid as cash within five (5) business days following achievement of this Milestone, and, except as otherwise set forth in the Stock Purchase Agreement, $1 million shall be deemed payment for the purchase of ProQuest common stock upon the achievement of this Milestone, payable at an Additional Closing in accordance with the Stock Purchase Agreement.

     (c) NDA or Equivalent Approval Milestone. Guilford shall pay the following amounts in cash (which shall not be deemed payment towards a purchase of ProQuest common stock) to ProQuest within five (5) business days following achievement of the following Milestones for an Agreement Compound (whether by Guilford or its Affiliates or sublicensees) in the following territories:

(i)	$5 million upon receipt of NDA clearance and any other Regulatory Approvals needed to enable the marketing and selling of PQ-1002 generally in the United States;

(ii)	$3 million upon receipt of all final Regulatory Approvals needed from the first European Country to enable the marketing and selling of PQ-1002 generally in that European Country; and

(iii)	$1 million upon receipt of all final Regulatory Approvals needed to enable the marketing and selling of PQ-1002 generally in Japan.

     (d) Milestone Payments for Other Agreement Compounds. If Guilford desires to Develop any other Agreement Compound in lieu of or in addition to PQ-1002, the Parties must first agree in writing on any Milestone Payments for the Development of such Agreement Compound.

     (e) Notification of Milestones. No later than five (5) business days following the achievement of each Milestone, Guilford shall notify ProQuest in writing that such Milestone has occurred.

ARTICLE 6. ROYALTIES

     6.1 Royalties. Guilford agrees to pay ProQuest a running royalty on worldwide Net Sales of PQ-1002 (“Royalty”) in the following amounts:

(i)	five percent (5%) of Net Sales on the first One Hundred Million Dollars ($100,000,000) in worldwide Net Sales in any calendar year;

(ii)	seven percent (7%) on the next One Hundred Million Dollars (i.e., between $100,000,000 and $200,000,000) in worldwide Net Sales in any calendar year; and

(iii)	nine percent (9%) on all amounts of worldwide Net Sales in excess of Two Hundred Million Dollars ($200,000,000) in any such calendar year.

     6.2 Third Party Royalty Credit. On a country by country basis, fifty percent (50%) of any Third Party Royalties paid by Guilford will be creditable against Royalties payable to ProQuest under this Agreement. Credit for Third Party Royalties will be made on a quarterly basis; provided, however, that no such credit shall reduce the amount of Royalties paid by Guilford for a particular calendar quarter by more than 50%.

     6.3 Term of Royalty. Royalty will be payable on a country by country basis until the last to expire of the patent or patents in such country covering PQ-1002, and, in a country where no patent ever issued covering PQ-1002, then until the last to expire of the patent or patents in the U.S., France, Germany or the United Kingdom covering PQ-1002.

     6.4 Reports and Payments.

     (a) Cumulative Royalties. The obligation to pay Royalties under this Article 6 shall be imposed only once (i) with respect to any sale of the same unit of Program Product; and (ii) with respect to a single unit of Program Product regardless of how many valid issued or, assuming they were to issue, patent claims included in Program Patent Rights would be infringed by Third Parties by the making, using or selling of such Program Product.

     (b) Statements and Payments. Guilford shall deliver to ProQuest within sixty (60) days after the end of each calendar quarter, a statement certified by Guilford as accurate to the best of its ability based on information available to Guilford, setting forth for the previous quarter the following information on a country-by-country basis: (i) Net Sales of Program Products; (ii) the basis for any Royalty adjustments; and (iii) the Royalty due hereunder, which report shall be accompanied by a remittance of the Royalty due.

     (c) Interest. If Guilford fails to pay undisputed Royalty within fifteen (15) days of the date such Royalty is due, Guilford shall pay interest on the amount of such overdue Royalty (from the original due date) at the rate of 10% per annum until it is paid in full. If any disputed Royalty withheld by Guilford is later determined to have been properly owing as of the original due date, Guilford shall likewise pay interest on the amount of such Royalty withheld at such interest rate from the original due date until date of payment.

     (d) Taxes. All taxes levied on account of Royalties accruing under this Agreement shall be paid by ProQuest. If laws or regulations require withholding of taxes from any payment by Guilford to ProQuest hereunder, the taxes will be deducted by Guilford from remittable Royalty to ProQuest and will be paid by Guilford to the proper taxing authority. Guilford will furnish ProQuest with the original copies of all official receipts for such taxes. In the event of any such withholding, the Parties agree to confer and cooperate in good faith regarding any filings with tax authorities and other measures that may be taken to minimize the amount of any such withholding.

     (e) Currency. All amounts payable and calculations hereunder shall be in United States dollars, and all payments under this Article 6 shall be made to ProQuest. As applicable, Net Sales shall be translated into United States dollars at the rate of exchange at which United States dollars are listed in International Financial Statistics (publisher, International Monetary Fund) or if it is not available, The Wall Street Journal for the currency of the country in which the sale is made at the average of the calendar quarter in which such sales were made.

     (f) Audit. Guilford shall maintain (and shall cause its Affiliates and sublicensees to maintain) books and records as necessary to allow the accurate calculation of Royalties due hereunder including any records required to calculate any Royalty adjustments hereunder. Once per year ProQuest shall have the right to engage an independent accounting firm reasonably acceptable to Guilford, at ProQuest’s expense, which shall have the right to examine in confidence during normal business hours the relevant Guilford records in order to determine and/or verify the amount of Royalty payments due hereunder. Should such accountants representing ProQuest deem it necessary to examine the books and records of any sublicensee of Guilford in connection with such an audit, the parties agree to cooperate and to reasonably exercise Guilford’s right of access under its agreement with such sublicensee, so as to minimize any disruption in Guilford’s relations with such sublicensee. Such independent auditor will prepare a report confirming or challenging the Royalties paid by Guilford for any of the preceding three (3) annual periods (except any period which has previously been subject to audit thereunder). In the event there was an under-payment by Guilford hereunder, Guilford shall promptly make payment to ProQuest of any short-fall (with interest specified under Section 6.4(c). In the event that there was an over-payment by Guilford hereunder, Guilford shall credit the excess amount against future payments. In the event any payment by Guilford shall prove to have been incorrect by more than seven-and-a-half percent (7.5%) to ProQuest’ detriment, Guilford will reimburse ProQuest for its reasonable fees and costs of such independent auditor.

     (g) Record Retention. Guilford shall keep complete and accurate records in sufficient detail to permit ProQuest to confirm the accuracy of calculations of all payments hereunder. Such records shall be retained by Guilford for no less than a three (3) year period following the year in which any such payments were made hereunder, provided, however, that if there is a good faith dispute between the parties continuing at the end of any such three (3) year period with respect to such books and records, then the time period for RPR to maintain such books and records under dispute shall be extended until such time as the dispute is finally resolved.

     (h) Survival. Subsections (f) and (g) of this Section 6.4 shall survive any termination of this Agreement for the period set forth therein.

     (i) Royalty on Other Agreement Compounds. If Guilford desires to Develop and Commercialize any other Agreement Compound in lieu of or in addition to PQ-1002, the Parties must first agree in writing on any royalty on Net Sales of such Agreement Compound.

ARTICLE 7. CONFIDENTIALITY, PUBLICATIONS
AND PUBLIC ANNOUNCEMENTS

     7.1 Confidentiality; Exceptions. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing, the Parties agree that, for the term of this Agreement and for five (5) years thereafter, each Party receiving hereunder any Confidential Information (the “Receiving Party”) of the other Party pursuant to this Agreement (the “Disclosing Party”), and ProQuest, with respect to ProQuest Patent Rights and ProQuest Know-how that is Confidential Information, shall keep such Confidential Information confidential and shall not publish or otherwise disclose or use such Confidential Information for any purpose, except to the extent that it can be established by the Receiving Party that such Confidential Information:

(i)	was already known to the Receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the Disclosing Party and such Receiving Party has documentary evidence to that effect;

(ii)	was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party;

(iii)	became generally available to the public or otherwise part of the public domain after its disclosure or development, as the case may be, other than through a breach by the Receiving Party of this Section 7.1;

(iv)	was disclosed to the Receiving Party, other than under an obligation of confidentiality, by a Third Party who had no obligation to the Disclosing Party not to disclose such information to others; or

(v)	was independently discovered or developed by the Receiving Party without reference to any information or material disclosed hereunder, and this is provable by documentary evidence.

     7.2 Authorized Disclosure and Use.

     (a) Guilford. Guilford may disclose Confidential Information of ProQuest received from ProQuest or a Third Party to the extent such disclosure is reasonably necessary in filing or prosecuting patent applications, prosecuting or defending litigation, complying with applicable governmental regulations or conducting preclinical or clinical trials, provided that if Guilford is required by law or regulation to make any such disclosure of ProQuest’s Confidential Information, Guilford will, except where impracticable for necessary disclosures (for example in the event of medical emergency), give reasonable advance notice to ProQuest of such disclosure requirement and will where applicable use its reasonable efforts to seek confidential treatment of such Confidential Information required to be disclosed. In addition, Guilford shall be entitled to disclose, under customary conditions of confidentiality similar to these contained in this Article 7, Confidential Information of ProQuest received from ProQuest, its Affiliate or a Third Party, in connection with Guilford’s performance under this Agreement to Develop and Commercialize PQ-1002 or any other Agreement Compound, for purposes of conducting discussions with potential licensees, investors, financial institutions, potential merger or acquisition partners or other advisers. ProQuest understands that Guilford may file this Agreement and related agreements as exhibits to its public filings with the Securities and Exchange Commission. Guilford agrees to consult in good faith with ProQuest on the nature and scope of public references to ProQuest, its shareholders, KUCR and the University of Kansas in connection with any filings required of Guilford by law.

     (b) ProQuest. ProQuest may disclose Confidential Information of Guilford received from Guilford or a Third Party to the extent such disclosure is reasonably necessary in prosecuting or defending litigation or (if and after ProQuest becomes a public company) complying with applicable securities regulations, provided that if Guilford is required by law or regulation to make any such disclosure of Guilford’s Confidential Information, ProQuest will, except where impracticable for necessary disclosures, give reasonable advance notice to Guilford of such disclosure requirement and will where applicable use its reasonable efforts to seek confidential treatment of such Confidential Information required to be disclosed. ProQuest agrees to consult in good faith with Guilford on the nature and scope of public references to Guilford in connection with any filings required of ProQuest by law. ProQuest may disclose non-public (i) ProQuest Patent Rights and ProQuest Know-how in existence prior to the Effective Date, and (ii) ProQuest Patent Rights and ProQuest Know-how which come into existence from and after the Effective Date, so long as it does not relate to Agreement Compounds, in each case under customary conditions of confidentiality similar to those contained in this Article 7, for purposes of conducting discussions with potential licensees, investors, financial institutions, potential merger or acquisition partners or other advisers.

     7.3 Termination of Prior Agreement. This Agreement supersedes the Confidentiality Agreement between ProQuest and Guilford, dated January 12, 1999. All confidential information received by a Party from the other under that agreement shall be deemed Confidential Information received under this Agreement by a Receiving Party from a Disclosing Party and shall be subject to the terms of this Article 7.

     7.4 Publications. Except as provided in this Section 7.4, ProQuest shall not publish or otherwise disclose non-public ProQuest Patent Rights or ProQuest Know-how relating to PQ-1002 or other Agreement Compounds in an academic, scientific or medical publication without Guilford’s prior written consent. Guilford shall not in any event consent without being supplied a copy of the proposed publication or disclosure at least thirty (30) days prior to intended submission for publication or for oral presentation. Notwithstanding the first sentence of this Section 7.4, ProQuest may publish preclinical data relating to PQ-1002 in existence as of the Effective Date, provided Guilford is given at least thirty (30) days to review such manuscript or other disclosure and to discuss any concerns with ProQuest, and provided further that ProQuest may not publish the chemical structure of PQ-1002 (unless it has been previously publicly disclosed through no fault of ProQuest). Subject to the other terms and conditions of this Agreement, each Party will comply with standard academic practice regarding authorship of scientific publications and recognition of contribution of other parties in any publications relating to Agreement Compounds.

     7.5 Public Announcements. Except as provided in this Section 7.5 and in Section 7.4 above, ProQuest shall not make any public announcement regarding this Agreement, ProQuest Patent Rights or ProQuest Know-how or any Agreement Compound without Guilford’s prior written consent. Guilford shall not in any event consent without being supplied a copy of such public announcement and a reasonable opportunity to review and comment prior to release of such public announcement. Guilford may make any public announcements it deems necessary or desirable under state and federal securities laws concerning this Agreement and the Development and Commercialization of an Agreement Compound. ProQuest, if it becomes and for so long as it remains a public company, may make any public announcements it deems necessary or desirable under state and federal securities laws concerning this Agreement. Subject to the foregoing two sentences and Section 7.2 above, Guilford agrees to consult in good faith with ProQuest to agree on the nature and scope of Guilford’s public references to ProQuest, its shareholders, KUCR, and the University of Kansas, and ProQuest agrees to consult in good faith with Guilford to agree on the nature and scope of ProQuest’s public references to Guilford.

     7.6 Survival. Sections 7.1 and 7.2 shall survive the termination or expiration of this Agreement for a period of five (5) years or such longer period as is specifically contemplated therein.

ARTICLE 8. PATENTS AND OTHER INTELLECTUAL PROPERTY

     8.1 Ownership of Program Patent Rights. As between the Parties:

(i)	All Program Patent Rights covering inventions conceived solely by ProQuest personnel (and/or Third Parties with or on ProQuest’s behalf) pursuant to activities undertaken under this Agreement shall be solely owned and held by ProQuest.

(ii)	All Program Patent Rights covering inventions conceived jointly by ProQuest personnel (and/or Third Parties on ProQuest’s behalf) and Guilford personnel (and/or Third Parties on Guilford’s behalf or pursuant to a sublicense or other collaboration arrangement with Guilford) whether together or jointly with Third Parties, pursuant to activities undertaken under this Agreement shall be jointly and equally owned by ProQuest and Guilford (and, where appropriate, such Third Party.)

(iii)	All Program Patent Rights covering inventions conceived solely by Guilford personnel (and/or Third Parties with Guilford or on Guilford’s behalf) pursuant to activities undertaken under this Agreement shall be solely owned and held by Guilford (and, where appropriate, such Third Party).

(iv)	Each Party shall do and perform all lawful acts, including, but not limited to the execution of papers and lawful oaths, furnishing of data, test results and laboratory notebooks, production of relevant employees and consultants, and the giving of testimony, reasonably requested by the other Party to more fully perfect, affirm and record the ownership by the respective Parties of Program Patent Rights in accordance with this Section 8.1.

     8.2 Patent Prosecution.

     (a) ProQuest. As between the Parties during the term of this Agreement, and subject to Section 8.6 below, ProQuest (or KUCR, pursuant to the KU License, as amended by the Consent and Agreement) shall be responsible for and control the preparation, filing, prosecution, maintenance and defense in opposition, reexamination, interference and similar administrative proceedings, in the U.S. and foreign countries (“Patent Prosecution”), of ProQuest Patent Rights in existence on the Effective Date, and any subsequent ProQuest Patent Rights described in Section 8.1(i) above, provided that: (i) ProQuest shall provide Guilford sufficient time before the due date and filing thereof to review and comment on patent applications and patents and material correspondence to and from the U.S. Patent and Trademark Office and patent offices in foreign countries relating to such ProQuest Patent Rights; (ii) obtain Guilford’s consent (which consent shall not to be unreasonably withheld) in connection with material actions ProQuest may take in the course of Patent Prosecution that would limit the scope of protection for Agreement Compounds; “Material actions” as used in this Agreement shall include: (1) the filing of new applications (including divisionals, continuations, continuations-in-part, reissues and reexaminations); (2) the filing of amendments; (3) the submission of responses to Official actions on the merits (and not relating to procedure, such as responses to restrictions or election of species); (4) the filing of formal papers such as declarations (including Rule 131 and 132 declarations); (5) the filing of appeal briefs and reply briefs; (6) the submission of summaries of interviews during which the scope of claims was discussed; (7) the filing of responses to reasons for allowances; (8) abandonment of claims; (9) the filing of motions and taking of positions in patent interference proceedings; and (10) other material actions which could affect the scope of protection for Agreement Compounds; and (iii) Guilford shall have the right to exercise ProQuest’s rights under the KU License, as amended by the Consent and Agreement, to review and comment in advance on the Patent Prosecution of ProQuest Patent Rights made by the University of Kansas.

     (b) Expenses. Guilford shall reimburse ProQuest for the reasonable fees and costs of such Patent Prosecution (including applicable reimbursement obligations incurred by ProQuest to KUCR under the KU License) as, when and if ProQuest incurs such expenses (or reimbursement obligations relating to such expenses), within thirty (30) days following presentation of an invoice and reasonable supporting documentation, provided that: (i) for the avoidance of doubt, Guilford shall not reimburse ProQuest for any expenses or reimbursement obligations incurred for Patent Prosecution of patents or patent applications that do not claim a composition of matter, use, method, process or other matter relating to Agreement Compounds; and (ii) to the extent ProQuest licenses Third Parties under a patent and/or patent application included in ProQuest Patent Rights for compounds other than Agreement Compounds (for example, for prodrugs of camptothecin in the field of cancer chemotherapeutics), Guilford will only reimburse a pro rata share of such fees and expenses for such patent and/or patent application, based on the number of licensees under such patent and/or patent application included in ProQuest Patent Rights.

     (c) Guilford. Guilford shall at its cost be responsible for and control the Patent Prosecution of Program Patent Rights described in Section 8.1(ii) and (iii) above, and such other ProQuest Patent Rights as the Parties may otherwise agree in writing. In any such Patent Prosecution of Program Patent Rights described in Section 8.1(ii) above, Guilford shall provide ProQuest sufficient opportunity to review and consult in advance of any deadlines and any filings by Guilford of patent applications and patents and material correspondence to and from the U.S. Patent and Trademark Office and patent offices in foreign countries relating to such Program Patent Rights. In the event Guilford elects not pursue the Patent Prosecution within its control of any ProQuest Patent Rights, Guilford shall give ProQuest sufficient notice to afford ProQuest the opportunity to do so at ProQuest’s cost, in which event, ProQuest will own such ProQuest Patent Rights, free and clear of any license to Guilford under this Agreement.

     (d) ProQuest agrees to use commercially reasonable efforts, in consultation with Guilford, to diligently conduct Patent Prosecution of ProQuest Patent Rights in a manner so as to preserve and expand the scope of claims therefor to the extent reasonably possible.

     (e) In the event that ProQuest elects not to pursue Patent Prosecution of any ProQuest Patent Rights, ProQuest shall give Guilford sufficient notice to afford Guilford the opportunity to do so at Guilford’s cost, in which event Guilford will own such ProQuest Patent Rights, free and clear of any ownership interest of ProQuest in said ProQuest Patent Rights. ProQuest will execute all documents and do all things as Guilford may reasonably request in connection with the exercise of Guilford’s rights under this Section.

     8.3 Enforcement of Patent Rights.

     (a) Guilford. Guilford shall have the right but not the obligation, in its own name, to enforce Program Patent Rights against any Third Party suspected of infringing a claim of Program Patent Rights, subject, to the extent applicable, to the terms of Article 8 of the KU License, as amended by the Consent and Agreement. Guilford shall have exclusive control over the conduct of any such proceedings, including the right to settle or compromise such proceedings, subject, to the extent applicable, to the terms of Article 8 of the KU License, as amended by the Consent and Agreement. Subject to Guilford’s right to be reimbursed out of any award or recovery under Section 8.3(b) below, the expense of any proceeding Guilford initiates, including lawyers’ fees and costs, shall be borne by Guilford. ProQuest agrees to cooperate (at Guilford’s expense for ProQuest’s out-of-pocket expenses) with Guilford in such action as Guilford may reasonably request.

     (b) Disposition of Any Award or Recovery. Any award or recovery paid to Guilford by a Third Party as a result of such patent infringement proceedings (whether by way of settlement or otherwise) shall: (i) first be applied toward reimbursement of legal fees, costs and expenses incurred by the Parties in proportion to their out-of-pocket expenditures of such fees, costs and expenses; and (ii) second, from the remainder, if any, Guilford shall pay to ProQuest an amount equal to the applicable Royalty rate as applied to the remainder as though such remainder were Net Sales of Program Products in the year in which the award or recovery is received.

     (c) ProQuest. ProQuest shall by its own counsel and at its own expense have the right to participate and be represented in any such proceeding that Guilford initiates regarding ProQuest Patent Rights described in Section 8.3(a) above. In the event that Guilford does not initiate an action to enforce Program Patent Rights against a Third Party suspected of infringing a claim of ProQuest Patent Rights, ProQuest may give notice to Guilford that ProQuest intends to bring such enforcement action at ProQuest’s own expense. In such event, the Parties shall confer, and if Guilford has a commercially reasonable basis for foregoing or delaying such infringement proceeding, then Guilford’s decision shall govern, provided, however, in determining whether there is a commercially reasonable basis for Guilford’s decision, any interest (direct or indirect) held by Guilford in the suspected infringer shall be disregarded. Any recovery made by ProQuest from a Third Party pursuant to any infringement action ProQuest brings as contemplated in this Section 8.3(c) will be allocated as if it were recovered by Guilford under Section 8.3(b) above and the Consent and Agreement.

     8.4 Infringement Defense. Guilford shall defend and control any suit against any of Guilford, Guilford’s Affiliates or sublicensees, ProQuest and/or ProQuest’s Affiliates alleging infringement of any patent or other intellectual property right of a Third Party arising out of the manufacture, use, sale, offer to sell or importation of a Program Product by Guilford, Guilford’s Affiliates or sublicensees. Guilford shall be responsible for all costs, expenses and damages, including lawyer’s fees and costs, associated with any such suit or action, and shall indemnify ProQuest against any losses, claims or damages ProQuest may suffer or incur as a result of such infringement defense, provided that (i) Guilford shall be entitled to a 50% credit (with excess credit carrying over to future payment obligations) toward any Milestone Payments (whether for stock of ProQuest under the Stock Purchase Agreement or otherwise) or Royalty under Article 5 or 6 above for all such costs, expenses, damages and indemnity reimbursement obligations actually paid by Guilford; (ii) for any item of cost, expense, damage or reimbursement paid by Guilford, the credit described in clause (i) shall only apply to Milestone Payments or Royalties that become due after Guilford pays such item; and (iii) for the avoidance of doubt, any prospective royalty obligation mandated by any settlement, judgment or award will be treated as Third Party Royalty under Section 6.2 above.

     8.5 Cooperation Among the Parties. Subject, to the extent applicable, to the terms of the KU License, as amended by the Consent and Agreement: (i) neither Party shall admit the invalidity or unpatentability of any ProQuest Patent Rights or take any other action that may diminish the scope of protection for Agreement Compounds without the other Party’s prior written consent (such consent not to be unreasonably withheld) in any action taken in the prosecution of, or in the defense of an action by a Third Party alleging patent invalidity or unpatentability of any patent application or patent included among the ProQuest Patent Rights; (ii) with respect to Patent Prosecution conducted by Guilford of ProQuest Patent Rights, Guilford shall provide ProQuest sufficient time before the due date and filing thereof, to review and comment on patent applications and patents and material correspondence to and from the U.S. Patent and Trademark Office and foreign patent offices; (iii) the Parties agree to cooperate with each other and to use best efforts to ensure the cooperation of any of their respective personnel and licensee(s) or licensor(s) as might reasonably be requested in any such matters, and shall sign any necessary legal papers and provide the prosecuting party with useful data or other information; (iv) the Parties will confer on what action to take with respect to the defense of infringement proceedings naming both Guilford and ProQuest or in proceedings to enforce patents claiming the ProQuest Patent Rights against a Third Party; (v) except to the extent Patent Prosecution rights are granted to ProQuest in Section 8.2(a) above, if the Parties cannot agree on the course of action to be taken in the Patent Prosecution of any Program Patent Rights or in the defense of any Third Party infringement action, Guilford’s decisions shall control; and (vi) each Party agrees to bring to the attention of the other Party any patent or patent application it discovers, or has discovered, and which relates to the subject matter of this Agreement.

     8.6 Foreign Filings. The Parties shall consult with each other concerning the scope of filings of ProQuest Patent Rights, and ProQuest shall cause ProQuest Patent Rights it is prosecuting under Section 8.2 above to be filed in those countries designated by Guilford, provided that each Party shall use Commercially Reasonable Efforts to cause ProQuest Patent Rights to be filed at least in the United States, Europe, Canada and Japan. In the event ProQuest elects to file ProQuest Patent Rights in countries other than those designated by Guilford, then Guilford shall be relieved of its reimbursement obligations under Section 8.2(b) above for such ProQuest Patent Rights in such countries; and ProQuest shall own such ProQuest Patent Rights free and clear of any license to Guilford under this Agreement. Guilford shall have the final discretion with respect to the ultimate geographic scope of filing of Guilford Patent Rights.

     8.7 Patent Assignment. ProQuest will not assign its rights under any jointly owned Program Patent Rights except with the prior written consent of Guilford, provided that ProQuest may assign such rights without consent to an Affiliate or other permitted assignee under this Agreement in connection with a merger or similar reorganization or the sale of all or substantially all of its assets, as provided in Section 13.1 below.

     8.8 No Warranty Respecting Patents. No Party makes any warranty with respect to the validity, perfection or dominance of any Patent or other proprietary right or with respect to the absence of right in Third Parties which may be infringed by the manufacture, sale or other use of any Program Product.

ARTICLE 9. REPRESENTATIONS AND WARRANTIES

     9.1 Representations and Warranties of ProQuest. Except as set forth on the Disclosure Schedule attached hereto as Schedule 4 and made a part of this Agreement, ProQuest hereby represents and warrants to Guilford as follows:

     (a) Organization and Standing. ProQuest is a corporation duly organized, validly existing and in good standing under the laws of the state of its organization and has the full corporate power and authority to carry on its business as currently conducted, to enter into this Agreement and each of the agreements contemplated hereby (collectively, the “Transaction Documents”) and to carry out the transactions contemplated thereby.

     (b) Authorization; No Conflicts. The execution, delivery and performance by ProQuest of each of the Transaction Documents have been duly authorized (which authorization has not been modified or rescinded and is in full force and effect), and will not: (a) conflict with, or violate any term or provision of ProQuest’s organizational documents; or (b) conflict with, or result in any material breach of, or constitute a material default under, any agreement to which ProQuest or its assets is or are a party or by which ProQuest is bound, or any applicable law or regulation. No other corporate action is necessary for ProQuest to enter into each of the Transaction Documents and to consummate the transactions contemplated thereby.

     (c) Binding Obligation. This Agreement constitutes a valid and binding obligation of ProQuest, enforceable in accordance with its terms; and each of the Transaction Documents to be executed by ProQuest pursuant hereto, when executed and delivered in accordance with the provisions hereof, shall be a valid and binding obligation of ProQuest, enforceable in accordance with its terms except as enforceability may be limited or affected by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws and equitable principles now or hereafter in effect and affecting the rights and remedies of creditors generally.

     (d) Patent Rights. Except for the rights reserved to the University of Kansas or KUCR under the KU License, ProQuest owns or Controls all of the ProQuest Patent Rights set forth on Schedule 2, which constitutes a true and complete list of all ProQuest Patent Rights in existence on the Effective Date that relate to PQ-1002 or any other Agreement Compound. ProQuest is not aware of any action, suit, inquiry, investigation or other fact (other than as may be disclosed in filings or correspondence with the U.S. Patent and Trademark Office, which materials have been made available to Guilford) which ProQuest believes may question or threaten the validity or priority of any ProQuest Patent Rights or Guilford’s or ProQuest’s ability to perform under this Agreement.

     (e) ProQuest Know-how. To ProQuest’s knowledge, ProQuest has disclosed or made available to Guilford all ProQuest Know-how in ProQuest’s possession or Control which may adversely affect the scientific, regulatory or business prospects of the Development and Commercialization of PQ-1002 or any other Agreement Compound.

     (f) Infusion Study. Without limiting the generality of any of the other representations and warranties contained in this Section 9.1, ProQuest possesses no information which has led it to believe that the Infusion Study may result in the generation of data adverse to the prospects of Guilford’s successful Development and Commercialization of PQ-1002 or any other Agreement Compound.

     (g) Disclosure. To ProQuest’s knowledge, no representation or warranty by ProQuest in this Agreement, and no ProQuest Know-how furnished to Guilford in contemplation of this Agreement, or in connection with the transactions contemplated hereby, contains any untrue or misleading statement or omits any fact necessary to make the statements contained herein or therein, in light of the circumstances under which made, not misleading as of the Effective Date.

     9.2 Representations and Warranties of Guilford. Guilford hereby represents and warrants to ProQuest as follows:

     (a) Organization and Standing. Guilford is a corporation duly organized, validly existing and in good standing under the laws of the state of its organization and has the full corporate power and authority to carry on its business as currently conducted, to enter into each of the Transaction Documents and to carry out the transactions contemplated thereby.

     (b) Authorization; No Conflicts. The execution, delivery and performance by Guilford of each of the Transaction Documents have been duly authorized (which authorization has not been modified or rescinded and is in full force and effect), and will not: (a) conflict with, or violate any term or provision of Guilford’s organizational documents; or (b) conflict with, or result in any material breach of, or constitute a material default under, any agreement to which Guilford or its assets is or are a party or by which Guilford is bound, or any applicable law or regulation. No other corporate action is necessary for Guilford to enter into each of the Transaction Documents and to consummate the transactions contemplated thereby.

     (c) Binding Obligation. This Agreement constitutes a valid and binding obligation of Guilford, enforceable in accordance with its terms; and each of the Transaction Documents to be executed by Guilford pursuant hereto, when executed and delivered in accordance with the provisions hereof, shall be a valid and binding obligation of Guilford, enforceable in accordance with its terms except as enforceability may be limited or affected by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws and equitable principles now or hereafter in effect and affecting the rights and remedies of creditors generally.

     9.3 Performance By Affiliates. The Parties recognize that each may perform some or all of its obligations under this Agreement through Affiliates; provided, however, that each Party shall remain responsible for and be guarantor of the performance by its Affiliates of such obligations under this Agreement, and shall cause its

Affiliates to comply with the provisions of this Agreement in connection with such performance, including without limitation those provisions which specifically survive any termination of this Agreement.

     9.4 Disclaimer of Warranty. EXCEPT AS SET FORTH IN THIS ARTICLE 9, EACH PARTY AS TO THE OTHER PARTY EXPRESSLY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, IN CONNECTION WITH ITS PROGRAM PATENT RIGHTS AND KNOW-HOW, INCLUDING, WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT. ANY AGREEMENT COMPOUND OR MATERIAL PROVIDED HEREUNDER, INCLUDING, WITHOUT LIMITATION, ALL KNOW-HOW, ARE PROVIDED “AS IS” AND “WITH ALL FAULTS.”

ARTICLE 10. TERM AND TERMINATION

     10.1 Term. This Agreement shall commence as of the Effective Date and, unless sooner terminated as provided herein, shall continue in effect until the latest of (a) the date on which Guilford ceases to be engaged in the Development or Commercialization of an Agreement Compound pursuant to this Agreement and so notifies ProQuest in writing or (b) the expiration of the last to expire of the Program Patent Rights.

     10.2 Termination by Guilford. This Agreement may be terminated by Guilford as provided below:

     (a) At any time during the term of this Agreement if ProQuest materially breaches this Agreement, which breach is not cured within sixty (60) days of written notice thereof from Guilford.

     (b) At any time during the term of this Agreement upon written notice if ProQuest becomes and remains subject to a Bankruptcy Event.

     (c) If Guilford elects to terminate this Agreement in its sole and absolute discretion based on the results of the Infusion Study, by giving written notice to ProQuest to such effect on or before the Determination Date.

     (d) At any time during the term of this Agreement upon written notice given by Guilford at least 60 days prior to the effective date of such termination.

     In the event Guilford terminates this Agreement pursuant to any of Section 10.2(a) through (d) above, subject to Section 10.4, Guilford shall be released from all prospective obligations under this Agreement, except for those items that are expressly provided to survive termination.

     10.3 Termination by ProQuest. This Agreement may be terminated by ProQuest in whole or in part as provided below:

     (a) At any time during the term of this Agreement if Guilford materially breaches this Agreement, which breach is not cured within sixty (60) days of written notice thereof from ProQuest.

     (b) At any time during the term of this Agreement upon written notice if Guilford becomes and remains subject to a Bankruptcy Event.

     (c) Subject to Section 13.5, if Guilford has not, directly or through a partner, commenced the first human clinical trial (whether under an IND or otherwise) of PQ-1002 on or before 18 months following the Determination Date.

     (d) Subject to Section 13.5, if Guilford has not, directly or through a partner, filed the first NDA for PQ-1002 no later than the fifth anniversary of the Determination Date.

     The Parties agree that (c) and (d) above shall not apply in the event Guilford has decided to Develop and Commercialize an Agreement Compound other than PQ-1002; provided, however, that if Guilford makes such a decision, the Parties shall negotiate in good faith to replace (c) and (d) with applicable provisions related to the new Agreement Compound.

     In the event ProQuest terminates this Agreement pursuant to any of Sections 10.3 (a) thru (d) above, subject to Section 10.4, ProQuest shall be released from all prospective obligations, except for those obligations that are expressly provided to survive termination.

     10.4 Allocation of Rights Upon Termination. In the event of termination of this Agreement for any reason, unless otherwise agreed in writing, the Parties shall have the rights and obligations set forth in this Section 10.4:

     (a) ProQuest Patent Rights and ProQuest Know-how. Subject to Section 10.4(d) below, and except as otherwise specifically provided in this Agreement, Guilford shall have no further or additional right and license to use the ProQuest Patent Rights, ProQuest Know-how or Confidential Information of ProQuest. Notwithstanding the foregoing, Guilford shall have a limited right and license to use such ProQuest Patent Rights, Pro-Quest Know-how or Confidential Information solely to complete any Regulatory Filings required by law, to make any disclosures required by law, including state and federal securities laws, and in connection with the marketing, distribution and sale of all of its inventory of the Program Products existing as of the date of termination of this Agreement for a six (6) month period following such date of termination.

     (b) Transfer of Certain Information. Subject to Section 10.4(d) below, Guilford shall within 60 days following any such termination transfer to ProQuest all preclinical and clinical data and copies of all Regulatory Filings and Regulatory Approvals in Guilford’s possession relating to Agreement Compounds.

     (c) Guilford Patent Rights and Guilford Know-how. Subject to Section 10.4(d) below, Guilford shall grant ProQuest a permanent, royalty-free, non-exclusive worldwide license (with a right to sublicense) under Guilford Patent Rights and Guilford Know-how: (i) to Develop and Commercialize any Agreement Compound; and (ii) to utilize any process relating to the manufacture of prodrugs covered by Guilford Patent Rights or Guilford Know-how, provided that nothing herein shall be deemed to be a license by Guilford to ProQuest of any other Patent Rights of Guilford. In such case, Guilford shall within 60 days following any such termination disclose or make available to ProQuest Guilford Know-how in Guilford’s Control as of such termination necessary to utilize any such process contemplated in (ii) above. Notwithstanding Section 7.1, ProQuest may then disclose non-public Guilford Patent Rights or Guilford Know-how contemplated in the preceding sentence under customary conditions of confidentiality similar to those contained in Article 7 for purposes of conducting discussions with potential licensees, investors, financial institutions, merger or acquisition partners or other advisers.

     (d) Termination Due to ProQuest’s Breach. In the event this Agreement is terminated by Guilford pursuant to Section 10.2(a), the provisions of Section 10.4(a) through (c) shall not apply, and Section 10.4(e) shall apply to ProQuest, but not to Guilford, and without limiting any other remedies Guilford may have against ProQuest, Guilford shall have a permanent, exclusive worldwide license under ProQuest Patent Rights and ProQuest Know-how to Develop and Commercialize any Agreement Compound then in Development or Commercialization, subject to Guilford making the payments to ProQuest in the amounts and at the times provided in Articles 5 and 6.

     (e) Return or Destruction. Subject to Section 10.4(d) above, each Receiving Party shall promptly return to the Disclosing Party or destroy all tangible embodiments of Confidential Information received from the Disclosing Party, and all tangible embodiments of Program Patent Rights and Know-how, and all copies thereof, received from the Disclosing Party. At the Disclosing Party’s request, the Receiving Party will certify its compliance with this Section 10.4(b) in writing to the Disclosing Party.

     (f) Accrued Rights, Surviving Obligations. Unless explicitly provided otherwise in this Agreement, termination, relinquishment or expiration of the Agreement for any reason shall be without prejudice to any rights which shall have accrued to the benefit to either Party prior to such termination, relinquishment or expiration, including damages arising from any breach under this Agreement. Such termination, relinquishment or expiration shall not relieve any Party from obligations which are expressly indicated to survive termination or expiration of the Agreement.

     (g) Sublicensee Rights. In the event that this Agreement and/or the rights and licenses granted under this Agreement to Guilford are terminated, any sublicense granted under this Agreement shall remain in full force and effect as a direct license between ProQuest and the sublicensee under the terms and conditions of the sublicense agreement, subject to sublicensee (i) curing any breach by Guilford, if such termination was due to a breach by Guilford, and (ii) agreeing in writing to be bound to ProQuest under such terms and conditions as well as those related to indemnification and confidentiality contained in Articles 7 and 11 hereof within thirty (30) days after ProQuest provides written notice to sublicensee of the termination of Guilford’s rights and licenses under this Agreement, provided that the financial terms are no less favorable to ProQuest, and ProQuest’s obligations under such sublicense are no greater, than currently existing under this Agreement. At the request of Guilford, ProQuest will acknowledge to a sublicensee, ProQuest’s obligations to sublicensee under this Section 10.4(f).

ARTICLE 11. INDEMNIFICATION

     11.1 Indemnification by Guilford. Guilford will defend and indemnify ProQuest, its officers, directors, employees, and agents and hold them harmless from all liability, loss, damage and cost arising out of (i) any claims of any nature (excluding claims by Third Parties relating to patent infringement, except to the extent and subject to the terms specifically set forth in Section 8.4 above) arising out of the research, Development or Commercialization of any Agreement Compound (or any Program Product or any other product that contains an Agreement Compound) by, on behalf of or under the authority of Guilford, or (ii) any breach of Guilford’s representations or warranties under this Agreement.

     11.2 Indemnification by ProQuest. ProQuest will indemnify Guilford, its officers, directors, employees, agents, and licensees and hold them harmless from all liability, loss, damage and cost arising out of any breach of ProQuest’s representations or warranties under this Agreement.

     11.3 Procedure. In the event it becomes aware of a claim for which indemnification may be sought under this Article 11, the indemnified Party shall promptly notify the other in writing of the claim. In case any proceeding (including any governmental investigation) shall be instituted involving any Party in respect of which indemnity may be sought pursuant to this Article 11, such Party (the “Indemnified Party”) shall promptly notify the other Party (the “Indemnifying Party”) in writing and the Indemnifying Party and Indemnified Party shall meet to discuss how to respond to any claims that are the subject matter of such proceeding. The Indemnifying Party, upon request of the Indemnified Party, shall retain counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party and shall pay the fees and expenses of such counsel related to such proceeding. In any such proceeding, the Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. All such fees and expenses shall be reimbursed as they are incurred. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. The Indemnifying Party shall not, without the written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which the Indemnified Party is, or arising out of the same set of facts could have been, a party and indemnity could have been sought hereunder by the Indemnified Party, unless such settlement includes an unconditional release of the Indemnified Party from all liability on claims that are the subject matter of such proceeding.

     11.4 Survival. The provisions of this Article 11 shall survive any termination of this Agreement.

ARTICLE 12. DISPUTE RESOLUTION

     12.1 General. The Parties desire to establish the procedures in this Article 12 to facilitate the resolution of any dispute pertaining to the rights and obligations of the Parties under this Agreement in an expedient and commercially reasonable manner by mutual cooperation and without resort to litigation. Except as otherwise provided in this Agreement or agreed by the Parties in writing, all disputes under this Agreement will be resolved as set forth in this Article 12.

     12.2 Initial Attempts to Resolve Disputes.

     (a) Any disputes between the Parties will first be addressed either informally between the Parties or raised in the forum of the Governance Committee. If the matter is sufficiently urgent, either Party may request a special meeting of the Governance Committee, in which event the Parties will use Commercially Reasonable Efforts to convene such a special meeting at a time and place that is mutually convenient to the Parties. If the Parties are unable to resolve a dispute among them informally or in the Governance Committee, or the Governance Committee could not be convened to consider the matter, during a period of thirty (30) days following the giving of formal written notice by one Party to the other specifically invoking the dispute resolution procedure contained in this Article 12, then either Party may, by written notice to the other, have such dispute referred to their respective executive officers designated below or their successors, for attempted resolution by good faith negotiations:

     For Guilford: Chief Executive Officer of Guilford

     For ProQuest: Chief Executive Officer of ProQuest

In the event the designated executive officers are not able to resolve any such dispute within thirty (30) days after written notice given by one Party to the other invoking this stage in the dispute resolution procedure under this Article 12, either Party may by written notice to the other commence the Arbitration process set forth in Section 12.3 below.

     (b) All negotiations pursuant to this Section 12.2 shall be treated as compromise and settlement negotiations. Nothing said or disclosed, nor any document produced, in the course of such negotiations which is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future arbitration or litigation.

     12.3 Arbitration. If a dispute has not been resolved by negotiation as provided in Section 12.2 above, then, except as otherwise provided in this Section 12.3, the dispute shall be determined by arbitration in Chicago, Illinois in accordance with the Commercial Arbitration Rules of the AAA, by three (3) arbitrators each of whom (i) has the qualifications and experience set forth in subsection (a) of this Section 12.3 and (ii) is selected as provided in subsection (b) of this Section 12.3. Any issue as to whether or the extent to which the dispute is subject to the arbitration and other dispute resolution provisions contained in this Agreement, including, but not limited to, issues relating to the validity or enforceability of these arbitration provisions, the applicability of any statute of limitations or other defense relating to the timeliness of the assertion of any claim or any other matter relating to the arbitrability of such claim, shall be decided by the arbitrators; provided, however, that any person or entity who or which has not agreed to be bound by the provisions of this Agreement or these arbitration provisions shall not be bound by any arbitration award rendered by the arbitrators unless such person or entity participates in the arbitration proceeding and does not object to being bound by such award at or prior to the commencement of the arbitration hearing. The arbitrators shall base their award on the terms of this Agreement, and they shall endeavor to follow the law and judicial precedents which a U.S. District Judge sitting in the Southern District of New York would apply in the event the dispute were litigated in such court; provided, however, that nothing contained herein shall be deemed to enlarge the grounds for vacating arbitral awards even if, despite such endeavors, the arbitrators fail to correctly follow applicable law. The arbitrators shall render their award in writing and, unless all Parties agree otherwise, shall include an explanation in reasonable detail of the reasons for their award. The arbitration shall be governed by the substantive laws of the State of New York and applicable to contracts made and to be performed therein, without regard to conflicts of law rules, and by the arbitration law of the Federal Arbitration Act (Title 9, U.S. Code), and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The Parties expressly waive any putative right they may otherwise have to seek an award of punitive damages arising out of any dispute hereunder.

     (a) Qualifications. Each person named on any list of potential arbitrators shall be either (i) a neutral and impartial lawyer with excellent academic and professional credentials (x) who is or has been practicing law at least fifteen (15) years, specializing in either general commercial litigation or general corporate and commercial matters (or, if the dispute involves patent matters, such as whether a product Developed and Commercialized by Guilford is an Agreement Compound or a Program Product, then in patent law or litigation or judging relating to patents), with experience in the field of the pharmaceutical/biotechnology industry and (y) who has had both training and experience as an arbitrator and is generally available to serve as an arbitrator, or (ii) an impartial and neutral retired U.S. federal court judge or an impartial and neutral retired judge from the highest state court who (x) served as a judge for at least ten (10) years and (y) has had both training and experience as an arbitrator and is generally available to serve as an arbitrator.

     (b) Selection. Each arbitrator shall be selected as provided in this Section 12.3 and otherwise in accordance with the AAA’s Commercial Arbitration Rules in effect on the Effective Date.

     12.4 Expenses. All expenses and fees of the arbitrators and expenses for hearing facilities and other expenses of the arbitration shall be borne equally by Guilford and ProQuest unless the Parties agree otherwise or unless the arbitrators in the award assess such expenses against one of the Parties or allocate such expenses other than equally between Guilford and ProQuest. Each of the Parties shall bear its own counsel fees and the expenses of its witnesses except (i) to the extent otherwise provided in this Agreement or by applicable law or (ii) to the extent the arbitrators in their discretion determine for any reason to allocate such fees and expenses among the Parties in a different manner. Any attorney or retired judge who serves as an arbitrator shall be compensated at a rate equal to his or her current regular hourly billing rate unless otherwise mutually agreed upon by the Parties and the arbitrator.

     12.5 Certain Terms. For purposes of this Article 12, the term “impartial” shall mean any person who is not nor has been within the previous five (5) years an employee or paid consultant of a Party, and does not have any other extended familial, close social, material ownership or other relationship to a Party.

     12.6 Arbitration Confidentiality. All aspects of an arbitration conducted pursuant to this Agreement shall be and remain confidential and all participants shall be bound by judicially enforceable obligations of strict confidentiality except to the extent (i) required by law, including, without limitation, material disclosure requirements under applicable securities laws, or (ii) the Parties agree in writing to waive in whole or part such confidentiality.

     12.7 Survival. Any duty to arbitrate under this Agreement shall survive and remain in effect and enforceable after termination of this Agreement for any reason.

ARTICLE 13. MISCELLANEOUS

     13.1 Assignment. Neither this Agreement nor any interest hereunder shall be assignable by either Party without the prior written consent of the other Party, except for assignment by operation of law in connection with a merger of a Party with or into another Person (whether or not such Party is the surviving and controlling entity) or the sale or other transfer of all of the shares or all or substantially of the assets of a Party to another direct or indirect wholly-owned subsidiary of that Party. This Agreement shall be binding upon the successors and permitted assigns of the Parties and the name of a Party appearing herein shall be deemed to include the names of such Party’s successors and permitted assigns to the extent necessary to carry out the intent of this Agreement. Any assignment not in accordance with this Section 13.1 shall be void.

     13.2 Affiliated Entities. Either Party may assign any of its rights or obligations under this Agreement in any country to any Affiliates; provided that such assignment shall not relieve the assigning Party of its responsibilities for performance of its obligations under this Agreement.

     13.3 Research and Development Entities. Either Party may assign its rights and obligations under this Agreement to an entity or entities (e.g., partnership or corporation) that are specifically formed for financial purposes and that finance research and development performed by such Party; provided that such assignment shall not relieve the assigning Party of responsibility for performance of its obligations under this Agreement.

     13.4 Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of the Agreement.

     13.5 Force Majeure. No Party shall be liable to any other Party for loss or damages or shall have any right to terminate this Agreement for any default or delay attributable to any Force Majeure, if the Party affected shall give prompt notice of any such cause to the other Parties. The Party giving such notice shall thereupon be excused from such of its obligations hereunder as it is thereby disabled from performing for so long as it is so disabled, provided, however, that such affected Party commences and continues to take reasonable and diligent actions to cure such cause.

     13.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile transmission (receipt verified), mailed by registered or certified mail (return receipt requested), postage prepaid, or sent by express courier service, to the parties at the following addresses (or at such other address for a Party as shall be specified by like notice, provided, however, that notices of a change of address shall be effective only upon receipt thereof):

If to ProQuest, addressed to:	ProQuest Pharmaceuticals Inc.
1617 St. Andrews Drive
Lawrence, Kansas 66047
Attention: President
Telecopier: (785) 832-8234

with a copy (which shall	Shook, Hardy & Bacon LLP
not constitute notice) to:	1010 Grand Blvd., 5th Floor
P.O. Box 15607
Kansas City, Missouri 64106-0607
Attention: John W. Simpson
Telecopier: (816) 842-3190

If to Guilford, addressed to:	Guilford Pharmaceuticals Inc.
6611 Tributary Street
Baltimore, MD 21224
Attention: Secretary
Telecopier: (410) 631-6819

with a copy (which shall	Hogan & Hartson LLP
not constitute notice) to:	111 S. Calvert Street
Suite 1600
Baltimore, Maryland 21202
Attention: Michael J. Silver
Telecopier: (410) 539-6981

     13.7 Amendment. No amendment, modification or supplement of any provision of this Agreement shall be valid or effective unless made in writing and signed by a duly authorized officer of each Party.

     13.8 Waiver. No provision of the Agreement shall be waived by any act, omission or knowledge of any Party or its agents or employees except by an instrument in writing expressly waiving such provision and signed by a duly authorized officer of the waiving Party.

     13.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which need not contain the signature of more than one Party but all such counterparts taken together shall constitute one and the same agreement.

     13.10 Descriptive Headings. The descriptive headings of this Agreement are for convenience only, and shall be of no force or effect in construing or interpreting any of the provisions of this Agreement.

     13.11 Governing Law; Jurisdiction. For the purposes of this Agreement, the Parties acknowledge their diversity (ProQuest being a Kansas corporation having its principal place of business in Kansas and Guilford being a Delaware corporation having its principal place of business in Maryland) and agree that this Agreement shall be governed by and interpreted in accordance with the substantive laws of the State of New York (without regard to conflict of law principles) and the Parties hereby accept and submit to the exclusive jurisdiction of the Federal District Court located in Kansas or the state courts of general jurisdiction in the state of Kansas for purposes of enforcing any this Agreement including any arbitral award hereunder.

     13.12 Severability. In the event that any clause or portion thereof in this Agreement is for any reason held to be invalid, illegal or unenforceable, the same shall not affect any other portion of this Agreement, as it is the intent of the Parties that this Agreement shall be construed in such fashion as to maintain its existence, validity and enforceability to the greatest extent possible. In any such event, this Agreement shall be construed as if such clause of portion thereof had never been contained in this Agreement, and there shall be deemed substituted therefor such provision as will most nearly carry out the intent of the Parties as expressed in this Agreement to the fullest extent permitted by applicable law unless doing so would have the effect of materially altering the right and obligations of the Parties in which event this Agreement shall terminate and all the rights and obligations granted to the Parties hereunder shall cease and be of no further force and effect.

     13.13 Entire Agreement of the Parties. This Agreement, the Stock Purchase Agreement, the Escrow Agreement and the Consent and Agreement, including all Appendices attached hereto and thereto, set forth all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto and supersede and terminate all prior agreements and understanding between the Parties. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as set forth herein and therein. No subsequent alteration, amendment, change or addition to this Agreement, the Stock Purchase Agreement, the Escrow Agreement and the Consent and Agreement shall be binding upon the Parties hereto unless reduced to writing and signed by the respective authorized officers of the Parties (and KUCR, in the case of the Consent and Agreement).

     13.14 No Trademark Rights. Expect as otherwise provided herein, no right, express or implied, is granted by this Agreement to use in any manner the name “ProQuest,” “Guilford,” or any other trade name or trademark of the other Party or its Affiliates in connection with the performance of this Agreement.

     13.15 Accrued Rights; Surviving Obligations. Unless explicitly provided otherwise in this Agreement, termination, relinquishment or expiration of the Agreement for any reason shall be without prejudice to any rights which shall have accrued to the benefit to any Party prior to such termination, relinquishment or expiration, including damages arising from any breach hereunder. Such termination, relinquishment or expiration shall not relieve any Party from obligations which are expressly indicated to survive termination or expiration of the Agreement.

     13.16 Schedules and Exhibits. The following Schedules and Exhibits are attached hereto to this Agreement and made a part of this Agreement:

Schedule	Description
1	Description of PQ-1002
2	ProQuest Patent Rights
3	Infusion Study
4	Disclosure Schedule

Exhibit	Description
A	Stock Purchase Agreement
B	Escrow Agreement
C	Consent and Agreement

     13.17 Ambiguities. Ambiguities, if any, in this Agreement shall not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision.

     IN WITNESS WHEREOF, the Parties have executed this Agreement in duplicate originals by their duly authorized officers as of the date and year first above written.

ProQuest:	Guilford:

PROQUEST PHARMACEUTICALS INC.	GUILFORD PHARMACEUTICALS INC.

By: /s/ Osborne S. Wong	By: /s/ Thomas C. Seoh
Name: Osborne S. Wong	Name: Thomas C. Seoh
Title: President	Title: Senior Vice President, General Counsel
and Secretary